Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-246166

May 18, 2022

NUCOR CORPORATION

$500,000,000 3.950% Notes due 2025

$500,000,000 4.300% Notes due 2027

Issuer:	Nucor Corporation

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / A- (Stable)

Trade Date:	May 18, 2022

Settlement Date:**	May 23, 2022 (T+3)

Security:	3.950% Notes due 2025 (the “2025 Notes”) 4.300% Notes due 2027 (the “2027 Notes”)

Principal Amount:	$500,000,000 for the 2025 Notes $500,000,000 for the 2027 Notes

Maturity Date:	May 23, 2025 for the 2025 Notes May 23, 2027 for the 2027 Notes

Benchmark Treasury:	2.750% due May 15, 2025 for the 2025 Notes 2.750% due April 30, 2027 for the 2027 Notes

Benchmark Treasury Price / Yield:	99-25 3⁄8 / 2.823% for the 2025 Notes 99-12 / 2.886% for the 2027 Notes

Spread to Benchmark Treasury:	T+115 bps for the 2025 Notes T+145 bps for the 2027 Notes

Yield to Maturity:	3.973% for the 2025 Notes 4.336% for the 2027 Notes

Price to Public:	99.936% of the principal amount for the 2025 Notes 99.840% of the principal amount for the 2027 Notes

Coupon:	3.950% for the 2025 Notes 4.300% for the 2027 Notes

Interest Payment Dates:	May 23 and November 23, commencing November 23, 2022

Make Whole Call:	T+20 bps for the 2025 Notes T+25 bps for the 2027 Notes (before April 23, 2027)

Par Call:	None for the 2025 Notes On or after April 23, 2027 (one month prior to maturity) for the 2027 Notes

CUSIP / ISIN:	670346 AX3/US670346AX38 for the 2025 Notes 670346 AY1/US670346AY11 for the 2027 Notes

Joint Book-Running Managers:	BofA Securities, Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC PNC Capital Markets LLC Citizens Capital Markets, Inc. MUFG Securities Americas Inc. WauBank Securities LLC

*	Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: It is expected that delivery of the Notes will be made against payment therefor on or about May 23, 2022, which will be the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the Notes who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

2